Filed by Independent Bank Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Independent Bank Corp.

Commission File No. 001-09047

Answers to Questions You Might Have

Who is Rockland Trust and where are they located?

Rockland Trust is a regional community bank that offers a full range of consumer, business, and investment products and services. With more than 80 branches serving Eastern Massachusetts, Rockland offers locations across Cape Cod, as well as Bristol County, the South Shore, and Greater Boston.

Rockland Trust is a strong and safe bank that was recently recognized by Bank Director as the top performing bank in Massachusetts. In addition to consumer banking and lending products, Rockland Trust is a leader in business and commercial banking. The Bank also has two sizeable charitable foundations dedicated to the well-being of their communities.

Like Edgartown National Bank, Rockland Trust has a 100+ year heritage and deep commitment to the communities they serve. Both organizations pride themselves on delivering the exceptional personal service of a community bank. Both organizations also believe that colleagues are critical to their success, which has contributed to them being respected employers with long-term loyal employees. In fact, The Boston Globe has recognized Rockland Trust as one of the Best Places to Work seven years in a row and ranked the Bank in 2015 as the #1 company to work for in its category.

Edgartown National Bank is a strong and profitable community bank. The combination will create an even stronger bank committed to serving the needs of communities, customers, and businesses. Joining forces with Rockland Trust positions us to thrive in an increasingly competitive environment where technology is required to meet our customers’ needs.

Joining forces with Rockland Trust preserves the strengths of Edgartown National Bank as the Island’s community bank, while bringing additional capabilities and technology to support the needs of our customers and communities.

Rockland Trust brings a deep and broad range of consumer and business capabilities that will help us serve our customers’ needs better. Additional products and services Rockland Trust provides, include:

•	A full range of investment management and trust services and products. The Bank’s Investment Management Group oversees approximately $2.9 billion in assets, was ranked the 23rd largest independent investment advisor in Massachusetts, and has 5 offices in Boston, Franklin, Hanover, Osterville, and Providence, RI;

•	“Smart” ATMs that allow for envelope-free bulk deposits with check images printed on receipts;

•	State-of-the-art mobile banking services for consumers and businesses, including the ability to deposit checks via smart phone or tablet, and Apple Pay for iPhone users;

•	Instant issue chip-enabled debit cards;

•	Larger commercial lending capacity, of more than $75 million per qualified business client;

•	A wide range of affordable housing capabilities and expertise;

•	Cash management services for businesses, including “positive pay” and an automated fraud detection tool;

•	Merchant services that allow our business customers to accept credit and debit cards in their stores and even on their web sites;

•	Asset Based Lending programs that allow us to meet the credit needs of a broader set of business customers; and

•	A dedicated municipal and government banking team that offers resources to navigate the often complex fiduciary concerns and compliance requirements.

When do we anticipate the merger with Rockland Trust to be completed?

The proposed merger is subject to customary regulatory approvals and approval by the shareholders of Island Bancorp, parent company of Edgartown National Bank. It is anticipated that the merger will occur in May 2017.

Will any branches close?

No. Rockland Trust does not have a presence on Martha’s Vineyard and has no plans to close any of Edgartown National Bank branches. In fact, Edgartown National’s branches are located in communities that Rockland wants to serve, which is one of the main reasons the banks are combining.

What will be the name of the bank?

The name of the combined bank will be Rockland Trust.

When can I start using Rockland Trust branches and ATMs?

To help ease your transition, all Rockland Trust ATMs are available to you free of charge beginning December 1. Once the merger is complete you may start using Rockland Trust branches. Until the merger is completed, please continue to use Edgartown National Bank’s branches for payments and deposits.

Will any staff of Edgartown National Bank lose their jobs?

All customer-facing positions, including all branch staff, will be retained. Rockland Trust understands how important personal relationships are to customers. Retention of bankers and other customer contact personnel will be a top priority. Those few Edgartown National Bank employees whose job will be eliminated will be offered a severance package and outplacement services.

Will there be any changes to customer accounts?

Nothing changes until the merger is completed, which is expected to occur next May. Thereafter, Rockland Trust does not anticipate significant product, rate or fee changes as an immediate result of the merger. Every effort will be made to minimize changes to your products, rates and fees as the two organizations’ products and systems are aligned in 2017. We will keep customers informed on what to expect through ongoing communications.

Rockland Trust believes in fair and transparent pricing, and offers a host of consumer and business products and services, including free consumer and business checking accounts and no-fee ATMs.

What will happen to the Island Card?

Rockland Trust will be keeping the Island Card and will continue to offer the card to customers.

Where are the neighboring Rockland Trust’s branches located?

Among its more than 80 branch locations, Rockland Trust has 12 branch locations throughout Cape Cod:

20 Davis Straits Falmouth, MA 02540	1195 Falmouth Road Centerville, 02632

397 E Falmouth Highway East Falmouth, MA 02536	442 Main Street Hyannis, MA

78 County Road North Falmouth, MA 02556	428 Station Avenue South Yarmouth, MA 02664

172 Clay Pond Road Bourne, MA 02532	932 Main Street West Dennis, MA 02679

5 Shelback Way Mashpee, MA 02649	665 Main Street Chatham, MA 02633

333 Cotuit Road Sandwich, MA 02563	70 Main Street Orleans, MA 02653

Is Rockland Trust a member of the SUMSM ATM program?

Yes. Rockland Trust is a member of the SUM ATM program. The SUM ATM program provides customers with the option of using thousands of SUM ATMs surcharge-free. (For a complete listing of SUM locations, visit www.SUM-ATM.com).

Does Rockland Trust offer online and mobile banking?

Yes. Rockland Trust just recently upgraded its digital banking services to include advanced security as well as enhanced features. The services are available to both consumer and business customers on mobile devices including smartphones, as well as tablets and computers. They also include features such as bill pay, Apple Pay, fund transfers, and account transaction and security alerts. You can even deposit checks using a smartphone or tablet.

Does Rockland Trust have the same deposit insurance coverage as Edgartown National Bank?

Yes. Rockland Trust is a strong, secure, and well-capitalized bank and a safe place for your deposits. All deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. This coverage can be increased for larger deposits through titling of accounts. Like Edgartown National Bank, Rockland Trust also participates in the Certificate of Deposit Account Registry Service (CDARS). These certificates of deposit (CDs) enable customers to insure their deposits up to $50 million.

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Additional Information and Where to Find It:

In connection with the proposed merger, Independent Bank Corp., the parent holding company of Rockland Trust (“Independent”), intends to file with the Securities Exchange Commission a Registration Statement on Form S-4 containing a proxy statement of Island Bancorp, Inc., the parent holding company of Edgartown National Bank (“Island Bancorp”), and a prospectus of Independent. This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors and security holders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available), including the proxy statement/prospectus and other documents filed by Independent with the Commission at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded, free of charge, at Independent’s web site at www.RocklandTrust.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Investor Relations, Independent, 288 Union Street, Rockland, Massachusetts 02370, telephone (781) 982-6737.

Participants in the Solicitation:

This filing is not a solicitation of a proxy from any security holder of Island Bancorp. However, Independent, Island Bancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from shareholders of Island Bancorp. in respect of the proposed transaction. Information regarding the directors and executive officers of Independent may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders, which was filed with the Commission on March 30, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Commission on February 25, 2016, each of which can be obtained free of charge from Independent’s website. Information regarding the directors and executive officers of Island Bancorp, the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

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